March 10, 2008

Ms. Sheri L. Kocen
Counsel
The Guardian Life Insurance Company of America
7 Hanover Square
New York, New York 10004

     Re: The Guardian Separate Account N Initial Registration Statement
                    <u>Filed on Form N-6 (Filing Nos. 333-148736 & 811-09725)</u>

Dear Ms. Kocen:

The Staff has reviewed the above-referenced initial registration statement, which the Commission received on January 18, 2008. For the comments that follow, page references reflect the courtesy copy page numbering, and Item references are to the Item numbers set forth in Form N-6.

1. Cover Page. Please ensure that when the final contract name is added by pre-effective amendment, it is the same as the name associated with the product's EDGAR contract identification number.

2. Fee Tables - Generally (pp. 6-11). To the extent possible, please limit the text in the table. If you wish to present fee variations for other years, they may be included in footnotes per General Instruction 1(f) to Item 3. For fees that vary with personal characteristics, please flip the maximum and minimum rows so maximum fees appear first. Also, round all figures to the nearest cent or, if not in dollars, to the nearest hundredth. <u>See</u> Instruction 1(a) to Item 3. Also note that you need not include a line item for riders that do not impose a charge.

3. Transaction Fee Table (pp. 6-7).
a. Premium Taxes. Please state the current (possible) premium tax range in the table or preamble.

b. Premium Charge. Please consider presenting the charges on target premium and premiums in excess of target in separate rows so the fee percentages are not obscured by text. Are the maximum and current charges identical? The numbers are the same, but the text is not. If they are the same, please present them identically. If they are not, you may explain the differences in a footnote.

c. Reinstatement Charge. If the charge can be shown numerically or with less text, please do so.

d. Policy Continuation Rider Charge. Please move this entry from the Periodic Charge Table to the Transaction Fee Table

4. Death Benefit Options (pp. 18-19). Please clarify that an option must be selected in the application or identify the default option if none is chosen.

5. Premiums (p. 23). In the section describing the effects of canceling a premium payment, please clarify how you will recover any losses resulting from a decline in investment value. Also, in your response letter to the Staff, explain the procedure you employ to "reverse the investment options chosen." Finally, disclose the circumstances under which the Company would refrain from allocating contributions.

*6. **Default (pp.25-27).*** Please disclose the effect of the insured's death during the grace period. See Item 7(d) of Form N-6.

*7. **Partial Withdrawals (pp. 45-46).*** Please explain how the amount of the reduction-free partial withdrawal is calculated and how the death benefit option choice affects that calculation.

*8. **Transfers (pp. 47-48).*** Please disclose whether transfers among several funds on the same day would be counted as a single transfer or multiple transfers.

*9. **Death Benefit Payment Options (pp. 54-55; SAI p. 6).*** Please explain the legal basis for delaying payment of the death benefit proceeds of a variable policy if a payment option has not been selected.

*10. **Business Day Definition (Appendix A, p. 70)***
The term Business Day is defined as "each day on which the New York Stock Exchange... and GIAC . . . [are] open for business." (Emphasis added.)   Please delete the reference to GIAC to clarify that accumulation unit value is determined each day that the NYSE is open or disclose the days that GIAC will be closed. See Rule 22c-1(b)(iii).

*11. **Back Cover Page (p. 85).*** As the insurance company may issue multiple contracts under the same Investment Company Act file number, please consider including not only the registration number under the Securities Act of 1940, but the registration number under the Securities Act of 1933 as well.

*12. **Powers of Attorney.*** Please be aware that the current powers of attorney do not meet the requirements of Rule 483(b) of the 1933 Act and will need to be amended and refiled in a pre-effective amendment to this registration statement. Satisfactory powers of attorney must relate specifically to the relevant registration statement; therefore each must either (a) expressly list the '33 Act registration number of the initial filing, or (b) specifically include the unique contract name or EDGAR contract identification number of the variable life insurance contract being registered.

*13. **Miscellaneous.*** Any exhibits, financial statements and any other required disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement.

*14. **Representations.*** We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you request acceleration of this filing's effective date, also please file EDGAR correspondence acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their responsibilities.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter to me. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position. Please submit your response letter as EDGAR correspondence associated with the initial registration statement you filed. Note also that although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is duly filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request acceleration of the effective date of the registration statement. We will consider a written request for such acceleration as a factual confirmation that those requesting it are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

Be advised that any written communication regarding this filing must be filed on EDGAR. Written communication that is not part of a pre-effective amendment filed on EDGAR still must be submitted through the EDGAR as a correspondence filing. Hard copies of these submissions may be directed to my attention bearing the Securities & Exchange Commission's Station Place I address at 100 F Street, N.E., Washington, D.C.20549-4644. (Note that the last 4 digits of the zip code are recipient specific. Please do not use this zip code unless your correspondence is directed to me as it may delay delivery.) If you have any questions about these comments or the communication procedure just described, you are welcome to call me at (202) 551-6752.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products